Exhibit 10.10

March 3, 2025

Dalen T. Meeter

Dear Dalen:

On behalf of Aspen Neuroscience, Inc. (the “Company”), I am pleased to extend an offer of employment to you to serve as the Company’s Chief Financial Officer (“CFO”), with an employment start date anticipated to be on or about March 10, 2025 (the date your employment actually begins being the “Start Date”). This offer and your employment relationship will be subject to the terms and conditions of this letter.

Position

Title, Duties, Reporting, Location: In your position as CFO of the Company, you will be responsible for such duties as are normally associated with such position and as otherwise may be assigned from time to time by the Company’s Chief Executive Officer (the “CEO”). You will report directly to the Company’s Chief Executive Officer and your principal place of work shall be located in San Diego, California.

Indemnity and D&O Insurance. As an officer of the Company, you will be eligible for indemnification by the Company in accordance with the Company’s Bylaws and Certificate of Incorporation, in each case as in effect from time to time, and pursuant to the terms and conditions of any directors’ and officers’ insurance maintained by the Company from time to time. In addition, the Company will provide you with the opportunity to become a party to the Company’s standard form of indemnification agreement for executive officers.

Compensation

Base Salary: You will be paid an annualized base salary of $430,000.00, which equates to a monthly rate of $35,833.33 (subject to required tax withholding and other authorized deductions). This position is an exempt position, which means you are paid for the job and not by the hour. Accordingly, you will not receive overtime pay if you work more than 8 hours in a workday or 40 hours in a workweek. Your base salary will be payable in accordance with the Company’s standard payroll policies and subject to adjustment pursuant to the Company’s policies as in effect from time to time.

Annual Bonus: You will be eligible to earn an annual cash bonus with a target of 40% of your then-effective base salary. Whether you receive an annual bonus in any given year, and the amount of any such bonus, shall be determined by the Company’s Board of Directors (the “Board”), and shall be based upon achievement of performance objectives and other criteria to be mutually agreed upon by you and the CEO, subject to and contingent upon approval of such objectives and criteria by the Board in its sole discretion. In order to earn an annual bonus, you must remain employed through the date on which the bonus is paid, which date will be no later than seventy-five (75) days following the last day of the applicable fiscal year for which the annual bonus is being measured.

Stock Options: Following your Start Date and subject to the approval of the Board, you will be granted an option pursuant to the Company’s 2018 Stock Plan (as amended from time to time, the “Plan”) to purchase 1,000,000 shares of the Company’s common stock (the “Stock Option”), subject to adjustment for stock splits, stock dividends, stock combinations and other similar recapitalization events, and having a per-share exercise price equal to the fair market value of a share of the Company’s common stock on the date of grant (as determined by the Board in its sole discretion). Subject to your continued employment with the Company through each applicable vesting date, the shares subject to the Stock Option shall vest over a four-year period, with twenty-five percent (25%) of the shares subject to the Stock Option vesting on the first anniversary of your Start Date and the remainder thereafter vesting in equal monthly installments over the subsequent thirty-six (36) month period. The Stock Option will be subject to the Plan and the Company’s standard form of stock option agreement which you will be required to enter as a condition of the issuance of the Stock Option.

In addition, subject to your continued employment with the Company, upon the Company’s closing of the sale and issuance of shares of the Company’s capital stock in an equity financing transaction primarily for capital raising purposes resulting in net proceeds to the Company of at least $75 million (the “Qualified Financing”), subject to the approval of the Board, you will be granted an additional option pursuant to the Plan to purchase 340,000 shares of the Company’s common stock (the “Additional Stock Option”), subject to adjustment for stock splits, stock dividends, stock combinations and other similar recapitalization events, and having a per-share exercise price equal to the fair market value of a share of the Company’s common stock on the date of grant (as determined by the Board in its sole discretion). Subject to your continued employment with the Company through each applicable vesting date, the shares subject to the Additional Stock Option shall vest over a four-year period, with twenty-five percent (25%) of the shares subject to the Additional Stock Option vesting on the first anniversary of the date on which the Company has consummated the Qualified Financing and the remainder thereafter vesting in equal monthly installments over the subsequent thirty-six (36) month period. The Additional Stock Option will be subject to the Plan and the Company’s standard form of stock option agreement which you will be required to enter as a condition of the issuance of the Additional Stock Option.

Benefits

You will be eligible to participate in all employee benefit plans that the Company customarily makes available to its employees. You will also be eligible for paid time off, vacation and/or paid sick leave in accordance with applicable law and the Company policies in effect from time to time. The Company reserves the right to change or eliminate the employee benefit plans on a prospective basis, at any time, effective upon notice to you.

The Company will reimburse you for all reasonable lodging, transportation, travel, entertainment and other business expenses that you incur in the course of performing your duties hereunder, in accordance with the Company’s expense reimbursement policies and procedures. To obtain reimbursement, expenses must be submitted promptly with appropriate supporting documentation and will be reimbursed in accordance with the Company’s policies. Any reimbursement you are entitled to receive shall (a) be paid no later than the last day of your tax year following the tax year in which the expense was incurred, (b) not be affected by any other expenses that are eligible for reimbursement in any tax year and (c) not be subject to liquidation or exchange for another benefit.

Termination; Severance

Termination for Cause by the Company: Although the Company anticipates a mutually rewarding employment relationship with you, the Company may terminate your employment at any time for any reason, including for Cause. For purposes of this letter, “Cause” is defined as: (a) acts or omissions constituting gross negligence, recklessness or willful misconduct on your part with respect to your obligations or otherwise relating to the business of the Company; (b) any willful, reckless, or negligent acts or conduct by you that are adverse to the Company’s interests; (c) your material breach of this letter, the PIIA (as defined below) or any other agreement between you and the Company; (d) your knowing breach of any other agreement with the Company or any of the Company policies; (e) your conviction or entry of a plea of nolo contendere for fraud, misappropriation or embezzlement, or you commit any felony or crime of moral turpitude; (f) your failure to perform your duties as determined by the Board in good faith (unless caused by permanent disability as described below). However, subsections (a)-(d) and (f) will not constitute Cause unless, to the extent such event or condition is curable, the Company provides you fifteen (15) days written notice of its intention to terminate you for Cause, specifying the grounds and basis for such termination, and during the fifteen (15)-day notice period, you fail to cure the basis for Cause or fail to demonstrate there is no basis for termination for Cause, in each case in the reasonable determination of the Company. In the event that your employment is terminated in accordance with this paragraph, you shall be entitled to receive only your base salary then in effect, prorated to the date of termination, plus your accrued, unused paid time off and all benefits accrued through the date of termination (“Accrued Benefits”). All other Company obligations to you pursuant to this letter will become automatically terminated and completely extinguished. You will not be entitled to receive the Severance Benefit described below.

Termination for Death or Permanent Disability by the Company: The Company may terminate your employment at any time following your death or your inability to perform the essential functions of your position, after reasonable accommodation is made by the Company, due to Permanent Disability. For purposes hereof, “Permanent Disability” will be deemed to occur if a duly licensed physician selected by both parties determines: (i) that you have become unable to perform substantially all of the duties and services required hereunder because of physical or mental disability (taking into account the Company’s obligation to provide reasonable accommodation under the Americans with Disabilities Act and the California Fair Employment and Housing Act); and (ii) that such inability will continue for ninety (90) consecutive days or for more than 180 days in the following 365-day period, and if you have exhausted all leave rights under the Family and Medical Leave Act or will exhaust those leave rights during such ninety (90)-day period (or over the 365-day period). The Company will give you at least ten (10) business days’ prior written notice if it intends to seek an opinion of a physician in accordance with this paragraph. Termination of your employment as a result of your death or Permanent Disability will not entitle you to Severance Benefits and you will only be entitled to the Accrued Benefits.

Termination Without Cause by the Company or by You for Good Reason: The Company may terminate your employment without Cause at anytime, or you may terminate your employment for Good Reason at any time. For purposes of this letter, “Good Reason” is defined as: (a) a reduction of more than ten percent (10%) in your base salary as then in effect, unless the reduction is made as part of, and is generally consistent with, a general reduction of similarly situated executives, or (b) relocation of your principal place of work to a location resulting in an increase in your daily commute to such principal place of work by more than thirty- five (35) miles, without your prior written approval. However, neither of the foregoing events or conditions will constitute Good Reason unless each of the following conditions is met: (i) you provide the Company thirty (30) days’ written notice of your intention to terminate your employment for Good Reason, specifying the grounds and basis for such termination, (ii) during the thirty (30)-day notice period, the Company fails to cure the basis for Good Reason or fails to demonstrate there is no basis for termination for Good Reason, and (iii) you terminate your employment within sixty (60) days after the end of the thirty (30)-day notice period. If the Company cures the Good Reason condition during the thirty (30)-day notice period, Good Reason shall be deemed not to have occurred. In the event that the Company terminates your employment under this letter without Cause, or you terminate your employment under this letter for Good Reason (a “Qualifying Termination”), you will receive the Accrued Benefits. In addition, solely to the extent there is a Qualifying Termination, you will be eligible to receive Severance Benefits (as defined below). You will only receive the Severance Benefits if you: (i) comply with all surviving obligations you owe to the Company; (ii) execute a full general release in a separation agreement in a form acceptable to the Company, releasing all claims, known or unknown, that you may have against the Company arising out of or any way related to your employment or termination of employment with the Company (the “Release Agreement”), and allow such release to become effective in accordance with its terms within the time set forth in the Release Agreement and in any event prior to the sixtieth (60th) day following the termination date; and (iii) you agree to provide transition assistance to the Company, and to cooperate and assist the Company with pending litigation, in each case during the Severance Period. All other Company obligations to you will be automatically terminated and completely extinguished.

Severance Benefits: For purposes of this letter, “Severance Benefits” are defined as (a) nine (9) months of base salary at your base salary rate then in effect, paid in equal installments after the Termination Date in accordance with the Company’s regularly scheduled payroll, provided, however, that payments otherwise scheduled to be made prior to the effective date of the Release Agreement shall instead accrue and be paid in the first payroll following the effective date of the Release Agreement; (b) payment by the Company of the premiums required to continue your group health care coverage following your termination for a period lasting until the earlier of the date that is nine (9) months following your termination or the date on which you become eligible for health coverage through another employer or source (such period being the “COBRA Payment Period”), under the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), provided you elect to continue and remain eligible for these benefits under COBRA; (c) payment of any earned and unpaid bonus from the prior year(s); (d) your target bonus amount for the year in which your employment is terminated, pro-rated for all completed or partially completed months in the such year; and (e) the vesting of a number of shares subject to the Stock Option and only if and to the extent already issued, the Additional Stock Option, that would have otherwise vested over the subsequent nine (9) month period following termination of employment (the “Additional Vesting Shares”) shall accelerate and such Additional Vesting Shares will immediately become fully vested and exercisable; provided, however, if a Qualifying Termination occurs during the period beginning thirty (30) days immediately prior to, and ending on the date which is the twelve (12) month anniversary of, the consummation of a Change in Control (as defined in the Plan), the Additional Vesting Shares shall instead equal 100% of the shares subject to the Stock Option. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you or your qualifying family members elect COBRA continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly or bi-weekly installments on the same schedule that the COBRA premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company otherwise would have paid for COBRA insurance premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the expiration of the COBRA Payment Period.

Voluntary Resignation: You may voluntarily resign your position with the Company, at any time on thirty (30) days’ advance written notice. In the event of your voluntary resignation, without Good Reason you will be entitled to receive only the Accrued Benefit. All other Company obligations to you pursuant to this letter will become automatically terminated and completely extinguished. In addition, you will not be entitled to receive the Severance Benefit described above.

Pay in Lieu of Notice Period: Should you resign your employment upon thirty (30) days’ advance written notice, the Company reserves the right to immediately and unilaterally accelerate the date of your termination and relieve you of all job duties, positions and responsibilities and provide you with payment of your then current base salary through and in lieu of any portion that would have become payable for the notice period, which shall not result in a termination by the Company for purposes of this letter.

Resignation of Other Positions: Should your employment terminate for any reason you agree to immediately resign all other positions you may hold on behalf of the Company and/or its affiliates. If, for any reason, this paragraph is insufficient to effectuate such a resignation, following a reasonable opportunity to review, you hereby authorize the Company to execute any documents or instruments consistent herewith which the Company may deem necessary or desirable to effectuate such resignation(s), and to act as your attorney-in- fact for this purpose. You will provide the Company with a copy of any such documents executed in accordance with this paragraph.

Excise Tax

If any payment or benefit that you would receive in connection with a change in control of the Company (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, you will have no obligation to return any portion of the Payment pursuant to the preceding sentence. All calculations and determinations under this paragraph shall be made by an independent accounting firm, law firm or other tax counsel appointed by the Company (the “Tax Counsel”) whose determinations shall be conclusive and binding on the Company and you for all purposes. For purposes of making the calculations and determinations required by this paragraph, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and you shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

At-Will Employment

Please be advised that neither this letter nor any statement made by the Company, subsidiaries or affiliates is intended to be a contract of employment for a definite period of time. If you accept our offer, your employment with the Company will be “at-will” and may be terminated at any time by either you or the Company, at any time and for any or no reason, subject to the terms set forth in the preceding paragraphs. In addition, the Company reserves the right to modify your compensation, position, duties or reporting relationship at any time to meet business needs. You acknowledge that nothing in this letter, or in any written or unwritten policies of the Company, including the Company’s employee handbook, changes the at-will status of your employment.

Employee Proprietary Information and Inventions Agreement; Arbitration Agreement; Other Contingencies

As a condition of your employment and on or prior to your Start Date, you shall execute the Company’s standard form of Employee Proprietary Information and Inventions Agreement (the “PIIA”), a copy of which is provided with this letter. In addition, the Company is also offering you the opportunity to enter into the Company’s standard form of arbitration agreement (the “Arbitration Agreement”) to govern any future disputes that may arise out of our relationship. Your decision to enter into such an Arbitration Agreement with Company is completely voluntary and such an agreement is not required as a condition of your employment. A copy of the Company’s standard form of Arbitration Agreement is enclosed for your review. In addition, as a condition of employment, you will need to demonstrate compliance with federal 1-9 requirements (please bring suitable documentation with you on your first day of work verifying your identity and legal authorization to work in the United States).

Third Party Rights

By accepting this offer, you represent that you are not a party to any other agreement, covenant, or restriction which will or could interfere with your ability to fully and satisfactorily provide the services for which you are being offer employment and employed by the Company. During your employment with the Company, you will not breach any agreement between you and any third party to keep in confidence proprietary information, knowledge or data belonging to that third party that was acquired by you prior to your employment with the Company. In addition, you agree that you will not disclose to the Company, or induce the Company to use, any confidential or proprietary information or material belonging to any previous employer or others. You agree not to enter into any agreement, whether written or oral, in conflict with your promises in this provision.

No Conflict of Interest

During your employment with the Company, you agree that you will not engage in any work, paid or unpaid, that creates an actual conflict of interest with the Company. Such work shall include, but is not limited to, competing with the Company in any way, or acting as an officer, director, employee, consultant, stockholder, volunteer, lender, or agent of any business enterprise of the same nature as, or which is in direct competition with, the Company. If the Company believes such a conflict exists, the Company may ask you to choose to discontinue the other work or resign employment with the Company.

Governing Law

The validity, interpretation, construction and performance of the provisions of this letter shall be governed by the laws of the State of California without reference to principles of conflicts of laws that would direct the application of the law of any other jurisdiction.

Severability

The invalidity or unenforceability of any provision of this letter will not affect the validity or enforceability of the other provisions of this letter, which will remain in full force and effect. Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision will be construed, and to the extent necessary will be deemed to be amended, so as to be enforceable to the maximum extent compatible with applicable law.

Application of Section 409A

To the extent required to avoid the imposition of additional taxes and penalties under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), amounts payable under this letter on account of any termination of employment shall only be paid if you experience a “separation from service” as defined in Section 409A of the Code and the regulatory and other guidance issued thereunder (the “Section 409A Regulations”). Furthermore, to the extent that you are a “specified employee” within the meaning of the Section 409A Regulations as of the date of your separation from service, no amount that constitutes a deferral of compensation which is payable on account of your separation from service shall be paid to you before the date (the “Delayed Payment Date”) which is first day of the seventh month after the date of your separation from service or, if earlier, the date of your death following such separation from service. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

The Company intends that income provided to you pursuant to this letter will not be subject to taxation under Section 409A of the Code. The provisions of this letter shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A of the Code. However, the Company does not guarantee any particular tax effect for income provided to you pursuant to this letter. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to you, the Company shall not be responsible for the payment of any applicable taxes on compensation paid or provided to you pursuant to this letter.

For purposes of Section 409A of the Code, the right to a series of installment payments under this letter shall be treated as a right to a series of separate payments.

Contingencies

This offer is contingent upon the following:

•
Signing of the Offer Letter;
•
Signing of the PIIA;
•
Compliance with Aspen Neuroscience’s policies and procedures;
•
Compliance with federal 1-9 requirements; and
•
This offer of employment is conditioned on completion, with results satisfactory to the Company, of a required pre-employment background check. You must provide, in a timely manner, all information and documents required to complete that process.

Complete Agreement

This letter, including the enclosed PIIA, the Arbitration Agreement (if executed by you), the Plan and other related stock option documents, constitutes the entire agreement between you and the Company relating to this subject matter and supersedes all prior or contemporaneous agreements, understandings, negotiations or representations, whether oral or written, express or implied, on this subject. This letter may not be modified or amended except by a specific, written agreement signed by you and the CEO.

[Remainder of Page Intentionally Blank. Signatures on Following Page.]

To indicate your acceptance, please sign and return the enclosed copy of this letter to me by March 4,2025.

If you have any questions, regarding this letter or employment with the Company, please feel free to contact me via email . We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

Aspen Neuroscience, Inc.

By:	/s/ Damien McDevitt, Ph.D.
Name: Damien McDevitt, Ph.D.
Title: President & CEO

ACCEPTED:

Dalen T. Meeter

/s/ Dalen T. Meeter

(Signature)

Dated:	3/4/2025

10835 Road to the Cure, Ste. 100, San Diego, CA 92121	858.263.1222	www.AspenNeuroscience.com